UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

30 August 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOREST LABORATORIES, INC.

File No. 1-05438 -- CF# 26922

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FOREST LABORATORIES, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on May 27, 2011.

Based on representations by FOREST LABORATORIES, INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.43	through May 26, 2021
Exhibit 10.45	through May 26, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel